Allegiancy 2015 Investor Relations Video—Script Outline V4 09/27/2015

Running Time *00:00*	*Elapsed Time*	*Speaker*	Audio/Vocal Track: live recording mixed with some ambient office sound and minimal music.	*Visuals: Graphics & Live Action. Camera angles are business news style. Fast-paced editing using split screen with live action, graphics and stock footage (as needed.)*
00:05				*black screen to white letters—key stroke effect animated RADICAL 'radikel*
00:10				*Definition: One who advocates fundamental economic and business reform by direct and uncompromising methods.*
00:16	*00:06*	*Steve*	**Radical? Absolutely. Proven technologies reimagined, integrated and applied.**	*black screen transition*
00:22	*00:09*	*Steve*	**At Allegiancy, we're reinventing a two-hundred-year old industry—worth more than fifteen-trillion dollars. Making it more profitable than ever before.**	*Split screen builds with more than one view of Allegiancy teams: people working—people moving—focused energy.* *$15,000,000,000,000 (on screen graphic with animation)*
00:31	*00:15*	*Chris*	**Our role in the revolution began with radical specialization in an industry stuck in the vertically integrated, conglomerate-mindset of the nineteen fifties.** **Focus and technology drive innovation. That's pretty radical for a business as entrenched as the commercial real estate industry.**	*Split screen continues, with Chris on screen—engaged with co-workers.*
00:46	*00:12*	*David S*	**The norm in this business is for managers to wait for things to happen. People are reactive rather than proactive, using business tools and procedures from in the last century. Allegiancy has a very different approach.**	*David S on camera—interview A roll. Lower thirds identifying graphic.*

00:58	*00:10*	*Chris*	**The status quo means millions of dollars wasted, along with missed opportunities for growth and income. Money going right out the door, instead of into the pockets of property owners and investors.**	*Chris on camera—interview A roll. Lower thirds identifying graphic.*
01:08	*00:17*	*Steve*	**At Allegiancy, we deliver active asset management that's aggressively forward leaning.** **Our innovative technology integrates operations—using data and code to translate over a century of expertise and experience in the financial and real estate industries—into action.**	*B-roll of Allegiancy team—working. Showing analysts at their desks—multiple screens of data. Split screen with Steve interacting with younger staff member.*
01:25	*00:14*	*Chris*	**That's *Value Assurance*. It's how our team creates an extra two-hundred basis points in return-on-equity for property owners.** **Higher returns brings us more clients. Allegiancy's growth of nearly five-hundred percent in eighteen months tells you it's all working.**	*Value Assurance SM (graphic over footage noted above) Graphic might include process maps, decision trees, etc.*
01:39	*00:08*	*Steve*	**We now have a portfolio of properties across the U-S, with hundreds of vendors and thousands of tenants, all integrated by our technology platform.**	*US map with Allegiancy dots lighting up on asset locations. (can replace with stock footage of commercial real estate)*
01:47	*00:08*	*Steve*	**Value Assurance keeps us on top of our continued growth — actually increasing efficiency and profitability as we expand our portfolio of managed properties.**	*Value Assurance SM graphic and US properties map overlap, or property. If map, show cities where Allegiancy forecasts asset growth/acquisition.*
01:55	*00:13*	*Taylor*	**Here we're looking at real-time data, tracking every interaction at every property.** **Like contractor calls, cash flow, tenant up-fit expenses, lease expirations, tax appeals, and more.** **Basically every item that might impact profitability.**	*Younger staff member at work station. Computer screen showing graphical interface.* *Staff ID graphic (name/job title)*

02:08	00:12	Ron	We're using technology to map timelines and automate processes. Building in predictive analytics, and failsafe alerts to put resources where they're needed in advance. Or, to initiate management intervention when needed.	*Ron interacts with younger staffer—as if the junior staffer is seeking his guidance.*
02:20	00:07	Chris	Our proprietary dashboards and data visualization displays are engineered to give our managers up-to-the-minute information at a glance.	*Chris interview A roll*
02:27	00:10	Ron	The algorithms and predictive analytics catch hotspots in real time--resolving issues before they become costly-- and making changes to building operations that create value for our clients.	*Managers/staff interacting, referring to their displays.*
02:04	00:14	Lucas	We have internet enabled meters installed at each property that beam us data on power consumption minute by minute. We can detect equipment malfunctions, call in local repairs if needed—or rewrite the controlling computer code so on-site systems are optimized.	*B-roll of analyst working, transition to A-roll interview with split screen of b-roll.*
02:18	00:16	Steve	Allegiancy's real-time data capture and analysis can cut utility expenses by twenty to thirty percent. That translates to over one-hundred thousand dollars saved for a single building. That money drops straight to the bottom line, enhancing asset value for clients by one and a quarter million dollars.	*Steve interview A roll* *$1.25 million graphic over stock footage of office buildings. Split screen transition.*
02:34	00:18	David S	Our technology platform captures and codifies decades of experience from senior professionals— enabling fast, effective, consistent decision-making. We've reduced information lag from thirty to forty-five days under the status quo, to twenty four hours. Rapid decision cycles accelerate learning and magnify our operating advantage.	*Allegiancy team footage, split screen transition.*

02:52	*00:12*	*Steve*	**Allegiancy's analysts are at the point where they can anticipate events before they happen. Our predictive models allow asset managers to head off potential losses and take advantage of opportunities our competitors never see coming.**	*Ron writing a formula on a clear lucite panel—we see him through the panel—and other staff behind him.*
03:04	*00:05*	*Chris*	**We're disrupting this industry in a big way.** **In commercial real estate, we're the radicals.**	*Transition to split screens of commercial RE stock footage, Allegiancy staff working, CU data screens.*
03:08	*00:04*	*music stinger*		*Allegiancy logo closes with animation.*
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